SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

AMERICAN CANNABIS COMPANY, INC.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
024870107
(CUSIP Number) Anthony Baroud 211 East Circle Ave Prospect Heights, IL 60070 (847) 812-8814 Copy to:
Peter J. Gennuso, Esq. Thompson Hine LLP 335 Madison Avenue, 12th Floor New York, NY 10017 (212) 908-3958
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Anthony J. Baroud
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ¨ (b) n
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,756,594
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,756,594
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,756,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.77% (1)
14	TYPE OF REPORTING PERSON IN

_________________

(1) Based on the 40,425,000 shares of Common Stock reported by the Company as outstanding as of the Effective Date in its Current Report on Form 8-K filed with the SEC on October 3, 2014.

Item 1. Security and Issuer.

This Statement relates to the Common Stock, par value $0.00001 per share (the “Common Stock”), of American Cannabis Company, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 3457 Ringsby Court, Unit 111, Denver, Colorado 80216.

Item 2. Identity and Background.

(a) This Statement is filed by Anthony J. Baroud (“Mr. Baroud”), who serves as the Chief Executive Officer and as a director of the Company.

(b) The business addresses of Mr. Baroud, who serves as an officer and director of the Company as noted above, is 3457 Ringsby Court, Unit 111, Denver, Colorado 80216.

(c) Mr. Baroud has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) Mr. Baroud has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Mr. Baroud is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Baroud obtained all shares of Common Stock held by him pursuant to the Agreement and Plan of Merger dated May 15, 2014 (the “Merger Agreement”) by and among the Company, Cannamerica, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Hollister & Blacksmith, Inc. d/b/a American Cannabis Consulting, Inc., a Colorado corporation (“ACC”). Pursuant to the Merger Agreement, Merger Sub was merged with and into ACC through a reverse triangular merger transaction (the “Merger”). Prior to entering into the Merger Agreement, there was no relationship between the Company or its affiliates and ACC, other than in respect of the Merger Agreement and the transactions contemplated thereby.

As of the date of the Merger Agreement, 10,000 shares of ACC’s common stock, par value $0.001 per share, were issued and outstanding. Mr. Baroud held 1,500 shares of ACC’s common stock. Pursuant to the terms of the Merger Agreement, each share of ACC’s common stock was to be exchanged for shares of the Company’s Common Stock based on a ratio of 3,171.0628 to 1. On May 23, 2014 and pursuant to the effectiveness of the Merger, the Company issued 4,756,594 shares of Common Stock to Mr. Baroud, in exchange for all of his shares of ACC’s common stock.

On September 29, 2014 (the “Effective Date”), all of the transactions contemplated by the Merger Agreement were complete, and the Merger became effective upon the filing of certificates of merger with the Secretary of State of the States of Delaware and Colorado. Pursuant to the terms of the Merger Agreement and as of the Effective Date, each share of the common stock of Merger Sub was converted into and exchanged for one share of common stock of ACC held by the Company, ACC continued as a surviving wholly-owned subsidiary of the Company and Merger Sub ceased to exist.

The above summary of the Merger Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Except as noted above, no other funds or other consideration were used in making any purchases of Common Stock by Mr. Baroud.

Item 4. Purpose of Transaction.

Mr. Baroud obtained all shares of Common Stock held by him for the purpose of consummating the transactions contemplated by the Merger Agreement. The Merger Agreement and the issuance of Common Stock to Mr. Baroud pursuant thereto, are discussed in more detail in Item 3 above, which information is hereby incorporated by reference into this Item 4.

The transactions described below were consummated by the Company pursuant to or in relation to the Merger Agreement, and may reflect plans or proposals that would result in one or more of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

On May 16, 2014, the Company entered into a Separation and Exchange Agreement (the “Separation Agreement”) between the Company, BIMI, Inc. (“BIMI”), a Delaware corporation and wholly-owned subsidiary of the Company, and Brazil Investment Holding, LLC (“Holdings”), a Delaware limited liability company and the majority stockholder of the Company, pursuant to which the Company distributed all shares of common stock of BIMI held by the Company in exchange for all of the Company’s Common Stock held by Holdings. As of the date of the Separation Agreement, Holdings held 35,000,000 shares of the Company’s Common Stock, which represented approximately 77.30% of all issued and outstanding shares. Pursuant to the Separation Agreement, the Company distributed all 1,000,000 shares of common stock, par value $0.0001 per share, of BIMI held by the Company, which constituted all of the issued and outstanding shares of BIMI, in exchange for all 35,000,000 shares of Common Stock held by Holdings. On May 21, 2015 (the “Separation Exchange Date”), the Company returned all 35,000,000 shares of Common Stock received from Holdings into treasury. Pursuant to the Separation Agreement, the Company effectuated a complete divestiture of BIMI.

The above summary of the Separation Agreement, and the transactions contemplated thereby, does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Separation Agreement, which is filed as Exhibit 99.2 hereto and incorporated herein by reference.

In connection with the Merger Agreement, Corey Hollister was appointed to the Company’s board of directors (the “Board”) on April 30, 2014, and effective with the Merger Agreement, Mr. Hollister was appointed to serve as the Chief Executive Officer and Themistocles Psomiadis resigned as Chief Executive Officer. On June 6, 2014, the Board appointed Ellis Smith to serve as the Chief Development Officer and Mr. Baroud as the Chief Technology Officer.

On September 22, 2014, in connection with the Merger Agreement, Michael Novielli and Themistocles Psomiadis resigned from the Board, and the Board appointed Messrs. Smith and Baroud to serve on the Board and fill the vacancies created by the resignations of Messrs. Novielli and Psomiadis.

Also pursuant to the Merger Agreement, the Company amended its Certificate of Incorporation to change its name from “Brazil Interactive Media, Inc.” to “American Cannabis Company, Inc.” as of the Effective Date.

Prior to the consummation of the transactions contemplated by the Merger Agreement and Separation Agreement, there were 45,279,114 shares of Common Stock issued and outstanding. As of the Effective Date, following the consummation of all of the transactions contemplated by the Merger Agreement and Separation Agreement, there were 40,425,000 shares of Common Stock issued and outstanding.

Additional information and disclosures concerning the Merger Agreement, Separation Agreement, the change in control and any other transactions contemplated thereby, including detailed financial, business, operational and management information, can be found in the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2014, the Company’s Information Statement on Schedule 14C filed with the SEC on September 9, 2014 and the Company’s Information Statement on Schedule 14f-1 filed with the SEC on September 10, 2014.

Mr. Baroud may in the future determine to purchase more Common Stock and/or dispose of Common Stock of the Company in the ordinary course of his investment activities, as market and other conditions dictate.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Baroud beneficially owns 4,756,594 shares of Common Stock, all held in his name, constituting 11.77% of all shares of Common Stock issued and outstanding as of the Effective Date. Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 40,425,000 shares of Common Stock reported by the Company as outstanding as of the Effective Date in its Current Report on Form 8-K filed with the SEC on October 3, 2014.

(b) Mr. Baroud has sole voting and dispositive power over all 4,756,594 shares of Common Stock held in his name.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 2, 2014, Mr. Baroud entered into a Lock-Up and Leak-Out Agreement with the Company (the “Lock-Up Agreement”), pursuant to which he agreed to lock-up all of his shares of Common Stock for an initial period of twelve (12) months beginning on the date of the Lock-Up Agreement (the “Lock-Up Period”). Following the Lock-Up Period, beginning on May 3, 2015 and for twelve (12) month thereafter (the “Restricted Period”), Mr. Baroud may begin selling a percentage of his Common Stock in an aggregate amount equal to a specified percentage of the total weekly volume of Common Stock, based on the price of Common Stock in the open market at the time of sale.

During the Restricted Sale Period, if the price per share of Common Stock is less than $0.50, Mr. Baroud may sell shares of Common Stock in the aggregate amount up to 2.719% of the weekly volume of Common Stock. If the price per share of Common Stock is more than $0.50 and less than $0.75, Mr. Baroud may sell shares of Common Stock in the aggregate amount up to 3.579% of the weekly volume of Common Stock. If the price per share of Common Stock is more than $0.75 and less than $1.00, Mr. Baroud may sell shares of Common Stock in the aggregate amount up to 4.438% of the weekly volume of Common Stock. If the price per share of Common Stock is more than $1.00, there is no restriction on the amount of Common Stock that Mr. Baroud may sell. The number of shares of Common Stock that may be sold by Mr. Baroud in any such scenario, if applicable, will be rounded up to the nearest one-hundred (100) shares.

A copy of the Lock-Up Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

Except for the Lock-Up Agreement, the Merger Agreement and the Separation Agreement, to the knowledge of Mr. Baroud, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between Mr. Baroud and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in such agreements.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Agreement and Plan of Merger, dated as of May 15, 2014, by and among the Company, Cannamerica, Inc., and Hollister & Blacksmith, Inc., filed as Exhibit 2.1 to the Company’s Form 8-K filed with the SEC on October 3, 2014 and incorporated herein by reference.
99.2	Separation and Exchange Agreement, dated as of May 16, 2014, by and among the Company, BIMI, Inc., and Brazil Investment Holding, LLC, filed as Exhibit 2.2 to the Company’s Form 8-K filed with the SEC on October 3, 2014 and incorporated herein by reference.
99.3	Form of Lock-Up and Leak-Out Agreement between the Company and certain shareholders, filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2014

/s/ Anthony Baroud

Anthony Baroud